UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SERVIER DETROIT INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

SERVIER PHARMACEUTICALS LLC

(Names of Filing Persons (Parent of Offeror))

an indirect wholly owned subsidiary of

SERVIER S.A.S.

(Names of Filing Persons (Parent of Offeror))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23954D109

(CUSIP Number of Class of Securities)

Deniz Razon

Chief Business Officer

Servier Pharmaceuticals LLC

200 Pier Four Boulevard

7th Floor

Boston, MA 02210

Telephone: (800) 807-6124

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Piotr Korzynski

Michael S. Pilo

Michael F. DeFranco

Michelle Carr

Baker & McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

Telephone: (312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Servier Detroit Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Servier Pharmaceuticals LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of Servier S.A.S., a French société par actions simplifiée (“Servier”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $21.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 26, 2026.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in The New York Times on March 26, 2026.

(a)(5)(A)	Joint Press Release dated March 6, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company on Servier’s behalf with the Securities and Exchange Commission on March 6, 2026).

(a)(5)(B)	Social Media Communications (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company on Servier’s behalf with the Securities and Exchange Commission on March 9, 2026).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated March 6, 2026, by and among Servier Detroit Inc., Servier Pharmaceuticals LLC, and Day One Biopharmaceuticals, Inc., and solely for the purposes of Section 10.12, Servier S.A.S. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 6, 2026).

(d)(2)*	Confidentiality Agreement, dated February 6, 2026, between Les Laboratoires Servier and the Company.

(d)(3)*	Exclusivity Agreement, dated March 1, 2026, between Les Laboratoires Servier and the Company.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2026	SERVIER DETROIT INC.

/s/ David Lee
	Name:	David Lee
	Title:	President and Secretary

SERVIER PHARMACEUTICALS LLC

/s/ David Lee
	Name:	David Lee
	Title:	Chief Executive Officer

SERVIER S.A.S.

/s/ Olivier Laureau
	Name:	Olivier Laureau
	Title:	President